Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(In thousands, except ratio amounts)

	Three months ended March 31,
	2014	2013
Earnings:
Pretax income	$64,098	$94,012
Add fixed charges as adjusted (from below)	47,888	34,828
	$111,986	$128,840
Fixed charges:
Interest expense:
Corporate	$43,152	$31,534
Amortization of deferred financing costs	1,844	1,235
1/3 of rental expense	2,892	2,059
Fixed charges	$47,888	$34,828
Ratio (earnings divided by fixed charges)	2.34	3.70